Exhibit 99.1

NET Serviços de Comunicação S.A. CNPJ/MF nº 00.108.786/0001-65 NIRE nº 35.300.177.240 Publically Traded Company Rua Verbo Divino nº 1.356 - 1º andar, São Paulo – SP

MATERIAL FACT

NET Serviços de Comunicação S.A. (“NET” or “Company”) pursuant to paragraph 4 of article 157 of Law 6,404/76, and Rule 358/02 of the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários – “CVM”) hereby announces that Embratel Participações S.A. (“Embrapar”) announced in its Statement of Material Fact dated September 14, 2012 that it had reached an agreement with Globo Comunicação e Participações S.A. (“Globo”) with respect to the terms and conditions to restructure the equity interest held by Embrapar, its subsidiary, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), and by Globo in the capital of GB Empreendimentos e Participações S.A. (“GB”) and NET (the “Transaction”).

The implementation of the Transaction shall initially take place through GB’s partial spin-off, with the subsequent merger of the spun-off assets, composed exclusively of NET shares, with an existing entity, EG Participações S.A., a corporation headquartered in the City and State of Rio de Janeiro at Rua Regente Feijó 66, 16th floor, CEP 20060-060, registered in the Corporate Taxpayer Registry of the Ministry of Finance under CNPJ/MF No. 15.637.676/0001-68 (“EG”), whose controlling shareholder is and shall continue to be Embrapar, with Globo participating as a minority shareholder as a result of the Transaction.

The parties to the Transaction have further agreed that the NET shares directly held by Embrapar and Embratel shall be contributed to GB, a company controlled by Embrapar and holder of NET’s majority voting capital, as a capital increase.

In the context of the Transaction, it was further agreed that the terms and conditions of the existing GB’s shareholders agreement shall continue to govern the relationship between Embrapar and Globo and shall also apply to EG until the time that a new shareholders agreement between EG and NET, currently being reviewed by ANATEL for compliance with the regulatory requirements of Law 12,485/11, is duly approved.

Finally, in compliance with the provisions set forth in Article 12 of CVM’s Normative Instruction No. 358/02, by virtue of this Transaction, the Company hereby announces that: (a) GB will hold 89,446,769 common shares and 223,080,448 preferred shares issued by NET corresponding to 78.15% of its voting capital and 97.63% of its nonvoting capital; and (b) EG will hold 14,080,704 common shares issued by NET corresponding to 12.30% of its voting capital.

São Paulo, September 17, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

Managing Director and Investor Relations Director